Mail Stop 3561

March 25, 2008

Jeffrey P. Bezos
Chairman, President and Chief Executive Officer
Amazon.com, Inc.
1200 12th Avenue South, Suite 1200
Seattle, Washington 98144-2734

      Re: Amazon.com, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 11, 2008
              File No. 000-22513

Dear Mr. Bezos:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3
Seasonality, page 6

1.   Please quantify the extent to which the company's business is seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Item 1A. Risk Factors, page 8

2.   We note in the introductory paragraph to your risk factors section you state that the risks disclosed may not be the only ones you face. You must disclose all risks

that you believe are material at this time. Please delete this language from your introductory paragraph.

Item 9A. Controls and Procedures, page 77

3. We note your statement that a "control system, no matter how well designed and operated, … can provide only reasonable, not absolute, assurance that its objectives will be met." Please revise to state clearly, if true, that your disclosure controls and procedures and internal control over financial reporting are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures and internal control over financial reporting are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director